SEC FILE NUMBER: 001-42862

CUSIP NUMBER: G5304A 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KNOREX Ltd.

Full Name of Registrant

Not Applicable

Former Name if Applicable

21 Merchant Road, #04-01

Address of Principal Executive Office (Street and Number)

Singapore 058267

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KNOREX Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”). The compilation, dissemination and review of the information required to be presented in the Form 20-F, including, without limitation, the financial statements to be included therein, has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without unreasonable effort or expense to the Company. The Company currently expects to file the Form 10-K within the 15-day extension period described in Rule 12b-25 under the Securities Exchange Act of 1934, as amended, although no assurance can be given due to pending completion of the audit.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ning (Michael) Sun	+65	6956 7483
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed:

-	For the year ended December 31, 2024, one customer accounted for approximately 73.3% of our total revenues
-	For the six months ended June 30, 2025, one customer accounted for approximately 58.4% of our total revenues
-	Beginning in February 2025, our largest customer materially reduced its business with us after one of their major clients was adversely impacted by new or increased U.S. import tariffs, which led that client to cut its marketing spend, thereby reducing the business our largest customer conducted with us.
-	This reduction has resulted in a decline of approximately 50% in our revenue to in the six months ended June 30, 2025 compared to the same period in 2024.
-	While our financial results for the year ended December 31, 2025 remain preliminary, as of the date hereof we expect a similar decline of approximately 50% of our revenue for the year ended December 31, 2025, as compared to 2024.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

KNOREX Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Khar Heng Choo
	Name:	Khar Heng Choo
	Title:	Chairman of the Board of Directors and Chief Executive Officer